To our Stockholders, Customers and Employees

     Mueller's earnings continued to grow at a rapid pace in the second quarter of 2000. Net earnings rose 17.3 percent to $29.8 million, or 78 cents per diluted share, compared with $25.4 million or 64 cents per diluted share for the same quarter of 1999.

     On a pretax basis, Mueller's earnings growth was even more impressive at 26.0 percent. The effective tax rate in the second quarter was 36.9 percent, contrasted with 32.0 percent for the same quarter last year.

     Net sales for the second quarter totaled $328.6 million, an increase of 12.0 percent over sales of $293.3 million for the second quarter of 1999. We shipped 216 million pounds of product versus 211 million pounds in the same quarter last year.

     We are pleased to note that the American Metals Market, a metals industry journal, in its annual review of the major companies in the industry, ranked Mueller as the top company in 1999 in terms of return on total assets. At 10.98 percent, Mueller's performance was more than double the average return of the 25 companies listed in the review.

     During the quarter, Mueller acquired Micro Gauge, Inc. and a related business, Microgauge Machining Inc., for approximately $9.1 million.
These acquisitions bring to our Industrial Products Division specialized machining capabilities, which were previously outsourced to Micro Gauge. Subsequent to the end of the fiscal quarter, the Company also acquired Propipe Technologies, Inc., a fabricator of gas train manifold systems, for approximately $6.0 million. These acquired businesses have annualized sales of approximately $30 million, a portion of which were to Mueller.

     The outlook for the housing industry continues to appear promising with housing starts currently at a seasonally adjusted annual rate of 1.6 million units. Despite six interest rate increases imposed by the Federal Reserve over the past year, mortgage rates remain attractive. In fact, 30-year fixed-rate mortgages have dropped from a high for the year of 8.82 percent (on May 19) to a rate of 8.16 percent (on July 7). Also, approximately 30 percent of homebuyers are using adjustable rate mortgages to finance their purchases at rates often 100 basis points lower than fixed-rate mortgages.

     On June 30, 2000, Robert J. Pasquarelli was appointed Mueller's Vice President and General Manager, European Operations. He will be responsible for implementation of the Company's capital improvement program in Europe, as well as day-to-day operations. Mr. Pasquarelli, coincident with his appointment, resigned as a director, and was succeeded by Gary S. Gladstein. Mr. Gladstein, age 55, is a CPA and holds an MBA degree. He formerly served as a Mueller director from 1990 to 1994.

     We are also pleased to report that John P. Fonzo has been appointed Vice President, General Counsel and Secretary, succeeding William H. Hensley who will be returning to Kansas.

     Our Annual Stockholders' Meeting was held at Mueller's corporate headquarters in Memphis on May 12, 2000. The Stockholders reelected Messrs. Hodes, Karp, Manolovici, O'Hagan, and Pasquarelli as directors and approved the appointment of Ernst & Young LLP as our independent auditors.


Sincerely,

/S/HARVEY L. KARP
Harvey L. Karp
Chairman of the Board


/S/WILLIAM D. O'HAGAN
William D. O'Hagan
President and Chief Executive Officer


July 12, 2000

HISTORICAL ANALYSIS (1994-2000) OF QUARTERLY
EARNINGS BEFORE TAX AND EARNINGS PER SHARE

Mueller's earnings have grown substantially over the past six years. In the second quarter of 2000, our Company earned $47.2 million before tax, compared with $9.1 million for the same quarter of 1994, an increase of 419 percent. Diluted earnings per share have risen 457 percent, from 14 cents to 78 cents.

[GRAPH]

SECOND QUARTER DILUTED EARNINGS PER SHARE

     1994             $0.14
     1995              0.28
     1996              0.36
     1997              0.42
     1998              0.50
     1999              0.64
     2000              0.78

EARNINGS BEFORE TAX (millions)
                                     Quarter
                 ------------------------------------------------      Total
                    1st          2nd          3rd          4th          Year
1994             $  6.7       $  9.1       $ 12.0       $ 13.0       $ 40.8
1995               14.7         15.6         17.0         17.2         64.5
1996               19.3         20.1         23.4         25.6         88.4
1997               23.1         23.6         25.8         28.3        100.8
1998               28.5         29.0         26.1         25.7        109.3
1999               31.2         37.4         38.2         38.9        145.7
2000               42.1         47.2


Diluted Earnings Per Share
                                     Quarter
                 ------------------------------------------------      Total
                    1st          2nd          3rd          4th          Year
1994             $ 0.10       $ 0.14       $ 0.22       $ 0.25       $ 0.71
1995               0.27         0.28         0.30         0.32         1.17
1996               0.34         0.36         0.41         0.46         1.57
1997               0.40         0.42         0.46         0.50         1.78
1998               0.49         0.50         0.47         0.45         1.90
1999               0.55         0.64         0.66         0.66         2.51
2000               0.69         0.78

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                               For the Quarter Ended
                                         June 24,2000         June 26,1999
Net sales                                $   328,583          $   293,342

Cost of goods sold                           247,793              220,340
Depreciation and amortization                  9,239                9,348
Selling, general, and
   administrative expense                     24,820               25,888
                                          ----------           ----------
Operating income                              46,731               37,766

Interest expense                              (2,296)              (3,147)
Other income, net                              2,731                2,821
                                          ----------           ----------
Income before income taxes                    47,166               37,440
Income tax expense                           (17,404)             (11,995)
                                          ----------           ----------

Net income                               $    29,762          $    25,445
                                          ==========           ==========

Earnings per share:

Basic:
Weighted average shares outstanding           34,464               35,799
                                          ==========           ==========

Basic earnings per share                 $      0.86          $      0.71
                                          ==========           ==========

Diluted:
Weighted average shares outstanding
   plus assumed conversions                   38,319               39,824
                                          ==========           ==========

Diluted earnings per share               $      0.78          $      0.64
                                          ==========           ==========













MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands, except per share data)
                                             For the Six Months Ended
                                         June 24,2000         June 26,1999
Net sales                                $   630,933          $   581,182

Cost of goods sold                           474,307              442,080
Depreciation and amortization                 18,281               18,338
Selling, general, and
   administrative expense                     49,110               51,067
                                          ----------           ----------
Operating income                              89,235               69,697

Interest expense                              (4,923)              (6,008)
Other income, net                              4,955                4,950
                                          ----------           ----------
Income before income taxes                    89,267               68,639
Income tax expense                           (32,939)             (21,511)
                                          ----------           ----------

Net income                               $    56,328          $    47,128
                                          ==========           ==========

Earnings per share:

Basic:
Weighted average shares outstanding           34,654               35,816
                                          ==========           ==========

Basic earnings per share                 $      1.63          $      1.32
                                          ==========           ==========

Diluted:
Weighted average shares outstanding
   plus assumed conversions                   38,536               39,719
                                          ==========           ==========

Diluted earnings per share               $      1.46          $      1.19
                                          ==========           ==========













MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)
                                         June 24,2000       December 25, 1999
ASSETS
Cash and cash equivalents                $   136,985        $   149,454
Accounts receivable, net                     198,375            167,858
Inventories                                  130,224            119,644
Other current assets                          10,714              3,790
                                          ----------         ----------
     Total current assets                    476,298            440,746

Property, plant and equipment, net           350,435            347,846
Other assets                                 119,334            115,488
                                          ----------         ----------
                                         $   946,067        $   904,080
                                          ==========         ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current portion of long-term debt        $    25,302        $    31,012
Accounts payable                              49,343             49,958
Other current liabilities                     86,941             72,091
                                          ----------         ----------
     Total current liabilities               161,586            153,061

Long-term debt                               112,220            118,858
Other noncurrent liabilities                  68,410             62,377
                                          ----------         ----------
     Total liabilities                       342,216            334,296

Minority interest in subsidiaries                297                354

Stockholders' equity                         603,554            569,430
                                          ----------         ----------
                                         $   946,067        $   904,080
                                          ==========         ==========















                                     -6-